                                                                     Exhibit 5.2

            ASPEN TECHNOLOGY ANNOUNCES RECORD SECOND QUARTER RESULTS
                       Revenues Increase 146%; EPS Up 92%

CAMBRIDGE, MA., January 28, 1997 -- Aspen Technology, Inc. (NASDAQ:AZPN), a leading supplier of simulation and automation software and services to the process manufacturing industries, today announced record results for the second quarter and first six months of fiscal 1997. Total revenues increased for the second quarter of 1997 146% to $44.2 million, compared with $17.9 million in the second quarter of fiscal 1996. For the three months ended December 31, 1996, license revenue grew 71% to $23.9 million, while services revenue rose more than fourfold to $20.3 million. Excluding one-time charges for in process research and development costs relating to the previously announced acquisitions during the second quarter of the Process Control division of Cambridge Controls Limited and Bechtel Corporation's PIMS (Process Industries Modeling System) business, net income for the 1997 second quarter increased 131% to $5.0 million from $2.2 million for the comparable period last year. Excluding one-time charges, earnings per share grew 92% to $0.48 from $0.25 for the second quarter for fiscal 1996, despite a 23% increase in weighted average shares outstanding. Reported net loss and net loss per share, including the $7.0 million one-time after tax charge, were $2.0 million and $0.20 per share. Fiscal 1997 second quarter results include contributions from DMC Corp. and Setpoint, Inc., two businesses that were acquired in the third quarter of fiscal 1996 and accounted for as purchase transactions, and also results from the acquisitions of B-JAC International and the Process Control division of Cambridge Controls Limited, in October of 1996.

For the six months ended December 31, 1996, total revenues grew 153% to $79.1 million from $31.2 million for the comparable period of fiscal 1996. Excluding one-time charges, net income rose 138% to $6.4 million for the first half of fiscal 1997, and earnings per share totaled $0.62. In a separate release today, AspenTech announced it would effect a two-for-one stock split on February 28, 1997 for holders of record as of February 14, 1997. Upon completion of the split, AspenTech will have approximately 19.7 million shares outstanding.

                   PRO FORMA INCOME STATEMENT DATA EXCLUDING
                CHARGE FOR IN-PROCESS RESEARCH AND DEVELOPMENT:
                    (in thousands, except per share amounts)
                                             Three Months Ended December 31,
                                                  1996           1995
                                                  ----           ----
Revenues
     Software license                           $23,928        $13,980
     Services and other                          20,273          3,960
                                                -------        -------
Total                                            44,201         17,940
Operating income                                  6,896          2,651
Net income                                      $ 5,003        $ 2,162
                                                =======        =======
Earnings per share                              $  0.48        $  0.25
Weighted average shares outstanding              10,506          8,530

                   PRO FORMA INCOME STATEMENT DATA EXCLUDING
                CHARGE FOR IN-PROCESS RESEARCH AND DEVELOPMENT:
                    (in thousands, except per share amounts)
                                              Six Months Ended December 31,
                                                  1996           1995
                                                  ----           ----
Revenues
     Software license                           $40,059        $23,907
     Services and other                          39,010          7,302
                                                -------        -------
Total                                            79,069         31,209
Operating income                                  7,848          2,704
Net income                                      $ 6,413        $ 2,700
                                                =======        =======
Earnings per share                              $  0.62        $  0.32
Weighted average shares outstanding              10,398          8,507

"We were very successful in achieving our goals in the second quarter," commented Larry Evans, Chairman and Chief Executive Officer. "We met aggressive targets for revenue growth and profitability, and we are very pleased with the continued strong market reception to our off-line and on-line product and services offerings. The second quarter showed strength both domestically and outside the United States, especially in Europe."

"The second quarter was a busy and productive one for AspenTech," observed Mary Palermo, Chief Financial Officer. "We were especially pleased with the leverage we achieved, as evidenced by the year-over-year operating margin improvement in the second quarter, in spite of a significantly higher percentage of services revenues." Operating margin increased to 15.6% for the second quarter of fiscal 1997, excluding one-time charges, an improvement from 14.8% in the second quarter last year. Services revenues comprised 46% of total revenues in the second quarter of fiscal 1997, compared with 22% in last year's second quarter.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include the risks set forth under the caption "Risk Factors" in

Aspen Technology's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, which factors are incorporated herein by reference.

Aspen Technology, Inc. is a leading supplier of software and services for the analysis, design and automation of process manufacturing plants in industries such as chemical, petroleum, pharmaceuticals, electric power, pulp and paper, and metals. Process manufacturers use AspenTech's solutions to improve the way they design, operate, and manage their plants. These solutions enable customers to reduce their raw material, energy, and capital expenses, meet environmental and safety regulations, improve product quality, and shorten the time required to get new production processes on stream. AspenTech is headquartered in Cambridge, Massachusetts, with offices in 12 countries worldwide. AspenTech, Setpoint, DMCC and the AspenTech logo are USPTO registered trademarks of Aspen Technology, Inc.


                                        ASPEN TECHNOLOGY, INC.
                         CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                          (Dollars in thousands, except per share data)
                                           (unaudited)

                                                  Three Months Ended                Six Months Ended
                                              December 31,    December 31,    December 31,    December 31,
                                                 1996             1995           1996             1995
                                              ------------    ------------    ------------    ------------
REVENUES:
   Software licenses                         $    23,928      $   13,980     $    40,059      $   23,907
   Maintenance and other services                 20,273           3,960          39,010           7,302
                                             -----------      ----------     -----------      ----------
     Total revenues                               44,201          17,940          79,069          31,209
                                             -----------      ----------     -----------      ----------

EXPENSES:
   Cost of software licenses                       1,268             972           2,084           1,563
   Cost of maintenance and other services         11,984           2,140          23,113           3,987
   Selling and marketing                          12,953           7,071          24,239          13,104
   Research and development                        7,141           3,731          14,105           7,188
   General and administrative                      3,959           1,375           7,680           2,663
   Charge for in-process research
     and development                               8,664              --           8,664              --
                                             -----------      ----------     -----------      ----------
     Total costs and expenses                     45,969          15,289          79,885          28,505
                                             -----------      ----------     -----------      ----------

   Income (loss) from operations                  (1,768)          2,651            (816)          2,704

   Other expense, net                                (88)            (17)           (110)            (73)
   Interest income, net                            1,236             877           2,581           1,747
                                             -----------      ----------     -----------      ----------

    Income (loss) before provision for
    income taxes                                    (620)          3,511           1,655           4,378

   Provision for income taxes                      1,341           1,349           2,206           1,678
                                             -----------      ----------     -----------      ----------
    Net income (loss)                        $    (1,961)     $    2,162     $      (551)     $    2,700
                                             ===========      ==========     ===========      ==========
   Net income (loss) per common and
    common equivalent share                  $     (0.20)     $     0.25     $     (0.06)     $     0.32
                                             ===========      ==========     ===========      ==========
   Weighted average common and common
   equivalent shares outstanding               9,764,602       8,529,545       9,693,286       8,507,247
                                             ===========      ==========     ===========      ==========
PRO FORMA EXCLUDING CHARGE FOR
  IN-PROCESS RESEARCH AND DEVELOPMENT:

  Operating income                                 6,896           2,651           7,848           2,704
  Net income                                       5,003           2,162           6,413           2,700
                                             ===========      ==========     ===========      ==========
  Net income per common and
    common equivalent share                  $      0.48      $     0.25     $      0.62      $     0.32
                                             ===========      ==========     ===========      ==========
  Weighted average common and
    common equivalent shares outstanding      10,505,787       8,529,545      10,397,958       8,507,247
                                             ===========      ==========     ===========      ==========

                                      -4-
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

                             ASPEN TECHNOLOGY, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEET
                             (Dollars in thousands)

                                                             December 31,   June 30,
                                                                 1996         1996
                                                             ------------   --------

ASSETS
Current Assets:
  Cash, cash equivalents and short-term investments           $ 35,273     $ 51,083
  Accounts receivable and unbilled services, net                53,735       45,640
  Current portion of long-term installments receivable, net     10,060       12,068
  Prepaid expenses and other current assets                      4,338        3,318
                                                              --------     --------

     Total current assets                                      103,406      112,109

Long-term installments receivable, net                          19,865       17,708
Equipment and leasehold improvements, net                       22,753       16,815
Computer software development costs, net                         2,210        1,817
Intangible assets, net                                          13,972        9,129
Other assets                                                     3,003        2,589
                                                              --------     --------

   Total assets                                               $165,209     $160,167
                                                              ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                           $    408     $    425
  Accounts payable and accrued expenses                         21,970       22,049
  Unearned revenue                                               7,584        8,967
  Deferred revenue                                               9,215        8,953
  Deferred income taxes                                          2,988        2,798
                                                              --------     --------
     Total current liabilities                                  42,165       43,192
                                                              --------     --------

Long-term debt, less current maturities                            619          706
Deferred revenue, less current portion                           8,780        8,279
Other liabilities                                                1,169        1,757
Deferred income taxes                                            4,698        6,398

Total stockholders' equity                                     107,778       99,835
                                                              --------     --------
     Total liabilities and stockholders' equity               $165,209     $160,167
                                                              ========     ========


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